Exhibit (a)(5)(iv)

REALNETWORKS ANNOUNCES THIRD QUARTER 2006 FINANCIAL RESULTS
Achieves Record Quarterly Revenue
SEATTLE — November 6, 2006 — RealNetworks®, Inc. (Nasdaq: RNWK), the leading creator of digital media services and software, today announced results for the third quarter ended September 30, 2006.
Quarterly Highlights:
•	Record revenue of $93.7 million

•	Net income of $42.2 million

•	Earnings per diluted share of $0.24 and adjusted earnings per diluted share of $0.05

•	Agreement to acquire WiderThan announced on September 12th; successfully acquired approximately 95% of shares on October 31st
“This quarter has been both very successful financially and very eventful strategically for Real,” said Rob Glaser, chairman and CEO of RealNetworks. “By joining forces with WiderThan, Real greatly accelerates our efforts in mobile entertainment, and deepens our relationships with Tier 1 mobile carriers. And by launching the world’s first Rhapsody-optimized MP3 players and home audio systems, we have put the celestial jukebox into the palm of consumers’ hands.”
For the third quarter of 2006, revenue grew 14% to $93.7 million compared to $82.2 million for the third quarter of 2005. For the third quarter of 2006, revenue in the Consumer Products and Services segment was as follows: Games revenue was $22.5 million, a 53% increase over the third quarter of 2005; Music revenue was $30.4 million, a 16% increase over the third quarter of 2005; and Media Software and Services revenue was $29.6 million, a decrease of 4% from the third quarter of 2005. In the Technology Products and Solutions segment, revenue was $11.2 million, a 7% increase over the third quarter of 2005. Foreign currency exchange rate fluctuations positively impacted 2006 third quarter revenue by approximately $0.4 million compared to the third quarter of 2005.
Net income for the third quarter of 2006 was $42.2 million or $0.24 per diluted share, compared to $11.2 million or $0.06 per diluted share in the third quarter of 2005. Adjusted net income, which excludes the impact of our agreements with Microsoft, equity investment gains, stock-based compensation expenses and estimated income tax expense related to these items, was $8.7 million or $0.05 per diluted share, compared to $6.3 million or $0.03 per diluted share in the third quarter of 2005. A reconciliation of GAAP net income to adjusted net income is provided in the financial tables that accompany this release.
Gross margin was 70% in the third quarter of both 2006 and 2005. Operating expenses for the third quarter of 2006 were $8.1 million compared to $57.7 million in the prior year’s quarter. Third quarter 2006 operating expenses include a benefit related to Microsoft’s payment under the settlement and commercial agreements signed in the fourth quarter of 2005. Operating expenses also include non-cash stock-based compensation expense. Excluding the impact from the Microsoft agreements and stock-based compensation expense, adjusted operating expenses in the third quarter of 2006 were $62.2 million compared to $54.1 million in the third quarter of 2005. A reconciliation of GAAP operating expenses to adjusted operating expenses is provided in the financial tables that accompany this release. For the third quarter of 2006, Real’s effective tax rate was approximately 38%.
As of September 30, 2006, Real had approximately $845 million in unrestricted cash, cash equivalents and short-term investments which include the proceeds from $100 million of convertible debt. Further, Real expects to receive up to $122 million in additional payments related to the Microsoft agreements over the next two quarters. Microsoft can earn credits against its future payments as a result of delivering music users to Real through its promotional efforts.
Under Real’s stock repurchase program, approximately 200,000 shares were repurchased for $1.9 million during the third quarter of 2006. As of September 30, 2006, approximately $78.1 million remained available under the existing stock repurchase program.
Acquisition of WiderThan
On October 31, 2006, Real acquired approximately 95% of WiderThan Co., Ltd. (Nasdaq: WTHN) through a cash tender offer. As a result of the tender offer, WiderThan became a majority-owned subsidiary of Real, and the financial results of WiderThan will be included in Real’s consolidated financial statements subsequent to the acquisition date. Real paid approximately $320 million for its purchase of 95% of WiderThan shares.
The Real executive responsible for the WiderThan operations will be John Giamatteo, who is being promoted to President, Technology Products and Solutions and International Operations, RealNetworks. WiderThan executives reporting to Mr. Giamatteo include DJ Lee, President and CEO of WiderThan APAC, Vern Poyner, President and CEO of WiderThan Americas, and Dr. Jinsoo Yoon, Head of Global Technology for WiderThan.
Business Outlook
The following forward looking statements reflect Real’s expectations as of November 6, 2006. The Company currently does not intend to update these forward-looking statements until the next quarterly results announcement. This guidance reflects the acquisition of approximately 95% of WiderThan effective October 31, 2006. This guidance is also based on preliminary purchase price adjustments resulting from the acquisition of WiderThan, which are subject to change upon finalization of the purchase price allocation. For the fourth quarter of 2006, Real expects revenue in the range of $117 million to $123 million, including approximately $22 million to $24 million related to two months of WiderThan results. For the fourth quarter of 2006, GAAP net income per diluted share is expected to be $0.18 to $0.21 and adjusted net income per diluted share is expected to be $0.00 to $0.03. For the full year 2006, Real expects revenue in the range of $387 million to $393 million, including approximately $22 million to $24 million related to WiderThan. Real expects full year GAAP net income per diluted share of $0.77 to $0.80 and adjusted net income per diluted share of $0.09 to $0.12. The guidance for the fourth quarter and full year 2006 assumes an effective tax rate of approximately 37%, which may vary due to fluctuations in certain assets and liabilities, including unrealized gains on equity investments and the valuation of our deferred tax assets. These rate variations generally have no material impact on the amount paid for income taxes. For both the fourth quarter and full year 2006, the impact of the WiderThan acquisition is expected to be slightly dilutive to GAAP net income per share and slightly accretive to adjusted net income per share.
Adjusted net income per diluted share for both the fourth quarter and full year 2006 excludes approximately $2.7 million of WiderThan acquisition related charges. The expected fourth quarter 2006 results of WiderThan subsequent to the date of acquisition are not necessarily indicative of results of WiderThan for the entire fourth quarter. A reconciliation of expected GAAP net income per diluted share to expected adjusted net income per diluted share is provided in the financial tables that accompany this release.
About Non-GAAP Financial Measures
To supplement the Company’s consolidated financial results presented in accordance with GAAP, RealNetworks uses non-GAAP measures for certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted share and adjusted operating expenses. Adjusted net income excludes the impact related to non-cash stock-based compensation expense, income and expenses including charitable contributions, related to the Microsoft agreements, equity investment gains and losses, amortization of intangible assets resulting from the WiderThan acquisition and an estimate of the income taxes from the aforementioned items. The presentation of these non-GAAP financial measures is not intended to be considered as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. These non-GAAP measures are provided to enhance investors’ overall understanding of the Company’s current and expected future financial performance. The Company believes these non—GAAP measures provide useful information to management and investors by excluding certain income, expenses and gains and losses that may not be indicative of its core operating and financial results. Management uses these measures on an ongoing basis to track and assess the Company’s financial performance. The accompanying financial tables provide reconciliations to the nearest GAAP measure of all non-GAAP measures provided in this press release.
The Company will host a webcast and conference call today at 5:00pm (Eastern)/2:00pm (Pacific). The live webcast featuring slides and audio, will be available at http://investor.realnetworks.com. Listeners will require RealPlayer® to listen to the conference call, which can be downloaded for free at www.real.com. The on-demand webcast will be available approximately two hours following the conclusion of the live webcast. Participants may access the conference call by dialing 800-857-5305 (773-681-5857 for international callers). The passcode is “Third Quarter Earnings,” and the leader is Rob Glaser. A telephonic replay will be available until 8:00pm (Eastern) on November 15, 2006 and may be accessed by dialing 888-568-0723 (203-369-3193 for international callers).
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For More Information Contact
Press: Bill Hankes, (206) 892-6614, bhankes@real.com
Financial: Roy Goodman, (206) 674-2330, rgoodman@real.com
ABOUT REALNETWORKS
RealNetworks, Inc. is a leading creator of digital media services and software including Rhapsody, RealPlayer® 10, and casual PC and mobile games. Broadcasters, network operators, media companies and enterprises use RealNetworks’ products and services to create and deliver digital media to PCs, mobile phones and consumer electronics devices. Consumers can access and experience audio/video programming and download RealNetworks’ consumer software at http://www.real.com. RealNetworks’ corporate information is located at http://www.realnetworks.com/company.
Forward Looking Statements: This press release contains forward-looking statements that involve risks and uncertainties, including statements relating to: (a) Real’s future revenue, GAAP and adjusted net income per diluted share and GAAP and adjusted operating expenses; (b) Real’s position in the mobile music entertainment market, and the related growth and profitability potential; (c) the impact of the WiderThan acquisition on Real’s earnings and Real’s expectations regarding the timing of consolidation of WiderThan’s financial results into Real’s financial statements; (d) the effect of final purchase price accounting relating to the WiderThan acquisition; and (e) expected future payments resulting from the Microsoft agreements. Actual results may differ materially from the results predicted. Factors that could cause actual results to differ from the results predicted include: development and consumer acceptance of legal online music distribution services generally and RealNetworks’ content services in particular because these are relatively new and unproven business models and markets; risks associated with acquisitions generally, and the acquisition of WiderThan in particular, including the risks of integration, unknown liabilities and operations in new markets and geographies, as well as risks specifically associated with WiderThan’s business; the potential that we will be unable to continue to enter into commercially attractive agreements with third parties for the provision of compelling content for our subscription service offerings; the risk that the collaborative agreements we have with Microsoft will be less successful than we expect; the emergence of new entrants and competition in the market for digital media subscription offerings and online music sales; the impact on our gross margins from content costs and from the mix of subscribers to subscription offerings with higher content costs than others; competitive risks, including competing technologies, products and services, and the competitive activities of our larger competitors, some of which have strong ties to streaming media users through other products; risks associated with the introduction of new products and services; risks inherent in strategic relationships, especially with competitors, and technology and service integration efforts; and risks relating to the ability of Real’s strategic partners to generate subscribers for Real’s digital content services. More information about potential risk factors that could affect RealNetworks’ business and financial results is included in RealNetworks’ annual report on Form 10-K for the most recent year ended December 31, and its quarterly reports on Form 10-Q and from time to time in other reports filed by RealNetworks with the Securities and Exchange Commission. The preparation of our financial statements and forward looking financial guidance requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results may differ materially from these estimates under different assumptions or conditions. The Company assumes no obligation to update any forward-looking statements or information, which are in effect as of their respective dates.
RealNetworks, Rhapsody and RealPlayer are trademarks or registered trademarks of RealNetworks, Inc. All other companies or products listed herein are trademarks or registered trademarks of their respective owners.